FBO Air, Inc.
101 Hangar Road
Avoca, PA 18641
(570) 457-3400

Mail Stop 0407


VIA FEDERAL EXPRESS, FACSIMILE AND EDGAR


June 1, 2005


Mr. Larry Spirgel
Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D.C. 20549-0407
Facsimile:

Re:   FBO Air, Inc.
      Form 10KSB for the fiscal year ended December 31, 2004
      Filed on March 29, 2005
      File No. 333-56046

      We are in receipt of your comment letter dated May 9, 2005. Also, thank you for the extension of time, until June 2, 2005, for the Company to reply to your letter.

      On June 1, 2005, the Company filed a Form 10KSB/A in which we made the following amendments:

      1. In Item 7 - Financial Statements, The Report of Independent Registered Public Accounting Firm, on page F-2 of our filing, now incorporates the independent registered public accounting firm's conformed signature. The omission of this signature was a clerical error in the typing of our report.

      2. In Item 8A - Controls and Procedures - on page 18 of our filing, the language now reflects that our principal executive officer, who is also the acting principal financial officer has evaluated our disclosure controls and procedures as required by Rule 13a-15(b) and has concluded that our disclosure controls and procedures are effective. This conclusion that the disclosure controls and procedures are effective is based upon the work and level of experience of our principal executive officer, who is also our acting principal financial officer, as well as that certain support provided by our financial consultant, in an environment whereby the operations are in the limited scope of the start-up phase and can be managed effectively with limited personnel.

Mr. Spirgel June 1, 2005
Page 2


In addition, we want to explain that when we filed our Form 10-KSB on March 29, 2005, we reported that we had entered into an agreement with Mr. Robert Cumming to become Chief Financial Officer. The agreement would become effective upon the achievement of certain criteria. The agreement was not and is not, in effect at this time. By mutual consent, the parties have agreed to cancel the agreement. Accordingly, we are now seeking to hire a qualified Chief Financial Officer.

      Enclosed with this letter is a redlined version of the new Form 10-KSB comparing it to the original Form filed on March 29, 2005.

      Please call Howard Yeaton (201) 970-3951, Robert Berend (212) 909-9602 or myself (570) 457-3400 if you have any questions.


Very truly yours,


/s/ Ronald Ricciardi
--------------------

Ronald Ricciardi

President, CEO and Chief Financial Officer